NIXON PEABODY LLP
ATTORNEYS AT LAW

437 Madison Avenue
New York, New York 10022-7001
(212) 940-3000
Fax:  (212) 940-3111

Daniel McAvoy
Direct Dial:  (212) 940-3112
Direct Fax:  (866) 260-0650
E-Mail:  dmcavoy@nixonpeabody.com
January 10, 2013
VIA EDGAR AND HAND DELIVERY
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mark P. Shuman, Esq. Branch Chief-Legal
Ivan Griswold, Esq. Division of Corporation Finance

Re:	Dynamics Research Corporation.
Registration Statement on Form S-1 Filed November 30, 2012 File No. 333-185220

Ladies and Gentlemen:
On behalf of our client Dynamics Research Corporation (the "Company"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated December 28, 2012 with respect to the Company's Registration Statement on Form S-1 filed November 30, 2012, File No. 333-185220 (the "Form S-1").
The Company is filing Amendment No. 1 to the Registration Statement ("Amendment No. 1") in response to such comments and for other necessary changes.  We have included with this letter two copies of such filing, one of which has been marked to show changes from the Form S-1 as originally filed on November 30, 2012.  In addition, a marked copy has been submitted electronically and conforms with the requirements of Item 310 of Regulation S-T.
For reference purposes, the text of each comment contained in your letter dated December 28, 2012 has been reproduced herein, followed by the Company's response.  All references to page numbers in the text of this letter refer to pages in Amendment No. 1, as marked to show changes from the Form S-1 as originally filed on November 30, 2012.  As requested, enclosed herewith and filed on EDGAR as Exhibit 99.3 is a copy of Amendment No. 1 marked to show the changes from the Form S-1 filed on November 30, 2012.  Capitalized terms used but not defined herein have the meanings given to such terms in Amendment No. 1.
Registration Statement Cover Page

1.
You state that you are offering to rescind sales of up to 148,466 unregistered shares of your common stock.  However, in your most recently filed Form 10-Q, you state that you intend to offer rescission to holders of 72,000 of those shares.  Please explain to us why the offering amount disclosed on Form S-1 has been increased from the estimate set forth in your periodic filing.  Further, please also explain any impact the increase may have on previously disclosed contingencies.

Response:
The number of shares set forth on the cover page of Amendment No. 1 has been revised to reflect 84,454 total shares that the Company is offering to repurchase pursuant to the rescission offer.  The approximately 72,000 shares set forth in the Company's most recently filed Form 10-Q was based on the approximate number of shares that the Company expected to repurchase pursuant to the rescission offer, not the number of shares with respect to which the Company intended to offer rescission. The disclosure should have stated that the Company intended to offer to rescind the sales of approximately 81,000 shares that retain rights of rescission pursuant to applicable statutes of limitations.  This change has no impact on the Company's previously disclosed contingencies.  As noted in the response to Comment No. 7 below, the inclusion of additional shares issued under the ESPP in July 2007 increases the number of shares with respect to which the Company intends to offer rescission, which results in approximately $30,000 of contingent liability that was not previously disclosed and which amount the Company does not deem to be material.  This disclosure will be corrected in the Company's future periodic filings to set forth the actual number of total shares that the Company will offer to repurchase.
2.
The inclusion of detailed disclosure regarding the specific interest rates applicable under individual state laws appears excessively detailed for cover page purposes.  Please provide a concise overview of the interest to be offered by stating the minimum and maximum interest rates, stating that the precise interest rate will be determined by the law of the state of residence of the rescinding holder, and provide a cross-reference to the page number of the summary or question and answer section were the detailed information can be found.

Response:

In Amendment No. 1, the above-referenced disclosure on the cover page of the prospectus contained therein has been revised to read as follows:

"Federal law does not provide a specific interest rate to be used in the calculation of the consideration to be received in connection with the rescission of sales of securities by an issuer. The legal rate of interest for the rescission of sales of shares ranges from 1.00% to 12.00%, with the precise interest rate determined by the law of the state of residence of the rescinding holder. The statutory interest rate for each such state is set forth in "THE RESCISSION OFFER—Rescission Offer and Price" on page 19."

In addition, Amendment No. 1 includes on pages 3 and 20 the detailed disclosure that was previously set forth on the cover page of Form S-1.

Cautionary Statement Regarding Forward-Looking Statements, page 1

3.	The disclosures regarding forward-looking statements should be moved to a portion of the prospectus that is not subject to the requirements of Rule 421(d).

Response:

In Amendment No. 1, the disclosures regarding forward-looking statements have been moved to page 11, after the "Risk Factors" section.

Questions and Answers about the Rescission Offer

What will I receive if I accept the rescission offer, page 2

4.
You disclose that you will pay the interest rate required by the shareholders' current state of residence, which ranges from zero to 12%.  The cover page of the registration statement appears to indicate that residents of New York would not receive any interest.  In light of the fact that Section 12(a)(2) of the Securities Act states that the seller shall be liable for the purchase price of the security, plus interest thereon, please explain the impact of the offer on contingent liabilities under Section 12.

Response:

Section 12(a) of the Securities Act of 1933, as amended (the "Securities Act"), provides that any person offers or sells a security in violation of Section 5 of the Securities Act shall be liable, subject to loss causation limitations, to the person purchasing such security from him, who may sue to recover the consideration paid for such security with interest thereon, less the amount of any income received thereon, upon the tender of such security, or for damages if he no longer owns the security.  While as noted in the response to Comment No. 5 below, the Company believes the appropriate jurisdictional nexus for determining the appropriate rate of statutory interest is the state of residence of the purchaser, New York does not have a statute pertaining to rescission of securities due to failure to register the offer and sale of securities, and thus does not have an applicable statutory interest rate.  Thus, to comply with the Securities Act, the Company will offer 6.00% interest to New York residents, which interest is equal to the statutory interest rate in Massachusetts, the state of the Company's incorporation.  The disclosures contained in Amendment No. 1 have been revised accordingly.

5.
Please tell us whether the state of the shareholder's current residence provides the exclusive governing state law regarding rescission rights.  For example, in circumstances where the transaction has a nexus with more than one state, tell us in your response letter why you have concluded that the law of the state of the shareholder's current residence is controlling regarding the applicable interest rate.

Response:

A rescission offer must comply with state securities laws in order to release the issuer from liability under such state laws.  Since each state may have different requirements and only a rescission offer meeting all applicable state law requirements will bar pursuit of certain remedies under many states' securities laws, it follows that the rescission rights must be dictated by the state of residence of the offeree in order for the rescission offer to comply with relevant state laws and properly bar other remedies.  (Rowe, Rescission Offers Under Federal and State Securities Law, 12 J. Corp. L. 383,415 (1987)).

The laws of two or more state acts might apply to a particular transaction which has some nexus with two or more states; however, this applies where the proper remedy needs to be determined and not where a rescission offer is the appropriate remedy.  Section 410(a)(1) of the Uniform Securities Act, adopted or followed all but three of the Rescission States, sets forth the elements of a prima facie case for liability where a potential securities registration violation has occurred.  Once a violation under Section 410(a)(1) of the Uniform Securities Act has been established, Section 410(a)(2) of the Uniform Securities Act provides that rescission is the sole remedy where the investor still owns the security.  Joseph C. Long, 12A BLUE SKY LAW, § 9:14 (2010).  There is little guidance as to whether rescission rights can be governed by a state's laws other than state of residence of the shareholder, but one element of a prima facie case for liability is "that the offer or sale took place in this state."  General jurisdictional rules for civil liability under the Uniform Securities Act state that the securities laws are territorial in nature. Id.   The language "in this state" has not been strictly interpreted to mean the state of residency of the purchaser (Long at § 9:39) and a state's securities laws may apply to the transaction even though neither party is a resident of the state.  Id.  These general jurisdictional rules, however, may not be relevant where a rescission offer is at issue because the purpose of the territorial rule is not to determine which state's laws will control to the exclusion of the laws of all other states - rather it is to determine whether the law of a particular state should provide a cause of action.

Also, it has been established that the interest rate specified by the state of the offeree's residence shall be used in determining the amount offered to each offeree.  (See Rowe at 415).  If the offeree moves to a state different than the one he or she resided in when the security in question was purchased, the state in which the offeree resides at the time the rescission offer is made should control the amount of interest payable. (Rowe at 416).  The only Rescission State that does not provide a statutory rate of interest in a rescission offer is New York, and as noted in the response to Comment No. 4 above, the Company is using the jurisdiction of the Company's incorporation and corporate headquarters to set the interest rate for rescission as to residents of New York.

6.
You state that with regard to persons that no longer own the unregistered shares, such persons would receive the amount for which they sold the shares, plus statutory interest, minus any amount they received in the sale of the shares.  This formula does not appear to take into account the amount the person paid for the securities.  Please revise accordingly.  Further, please fully clarify how interest is computed with respect to the periods of ownership prior and subsequent to the sale date.

Response:

In Amendment No. 1, the above-referenced disclosure has been revised to state that such persons would receive the amount for which they purchased the shares, plus statutory interest, minus any amount they received in the sale of the shares.  In addition, throughout Amendment No. 1, the disclosure has been clarified to state that interest is calculated based on the original purchase price of the shares subject to rescission.  See page 2 of Amendment No. 1.

How will shares purchased under the ESPP in July 2007 be treated, page 4

7.
You state that with respect to shares issued in July 2007, you will rescind up to 3,133 shares on a pro rata basis among the holders electing rescission.  This pro-rata treatment is based on your assertion that 8,700 of the 11,833 shares issued under the ESPP in July 2007 were "properly registered" under state and federal securities laws and are not subject to this rescission offer.  Your statement appears to assume that the offers and sales made during that period are divisible, and may be retroactively evaluated as distinct transactions; yet it appears that the identified offers and sales were not made separately, and instead were effected as a single transaction.  Please tell us why you believe that this approach is consistent with the requirements of the Securities Act.

Response:

Amendment No. 1 has been revised to reflect that all shares issued in July 2007 pursuant to the ESPP are subject to rescission.  This change results in approximately $30,000 of contingent liability that was not previously disclosed, which amount the Company does not deem to be material.

Other

8.	Please briefly disclose why the offer is being made to shareholders at this time. For example, please disclose if the offer is being made to reduce contingent liabilities.

Response:

As disclosed on page 1 of the Form S-1, the offer is being made to shareholders at this time in an effort to remedy the Company's failure to register the Rescission Shares.   The Company aims to fully comply with all applicable state and federal securities laws, and the Company believes that instituting the rescission offer is the best way to ensure such compliance.  In its periodic filings, the Company has disclosed that it intended to conduct the rescission offer, and it is doing so to meet its requirements under both the Securities Act and under the Securities Exchange Act of 1934, as amended.  The Company expects that the rescission offer will also reduce the contingent liability associated with this matter that is reflected in the Company's financial statements.  Although not the primary purpose of the rescission offer, Amendment No. 1 contains the following additional language on page 1:

"In addition, we believe that the rescission offer will reduce the related contingent liability associated with our failure to register these shares."

Risk Factors, page 10

9.	In your response letter please provide an analysis of whether the possibility that the offer could be deemed deficient by a state or federal court presents material risks that warrant disclosure.

Response:

In all but three states where the rescission offer is being conducted, a purchaser is statutorily foreclosed from bringing further action for to failure to properly register the offer and issuance of securities following the completion of a rescission offer that is conducted in accordance with applicable state law.  The rescission offer has been structured to comply with the laws of the states where the rescission offer is being conducted.  While the rescission offer is not being made in respect of all shares mistakenly issued without registration, rescission is being offered in respect of all shares as to which rescission may be a remedy within applicable state statutes of limitations.  Thus, the Company does not believe there is a material risk that the offer would be deemed deficient under the laws of those states, and consequently does not believe that additional disclosure of these risks is required.

There are three states in which the rescission offer is being conducted – Arizona, New York and Tennessee - that do not statutorily foreclose an action based on failure to properly register the offer and issuance of securities if the issuer conducts a rescission offer in accordance with applicable law.  Only 5 of the 318 persons being offered rescission reside in those states, with only 1,669 of the 84,454 shares subject to the rescission offer having been purchased by those persons.  The aggregate potential contingent liability in respect of offers and sales made in those states is approximately $22,000.  Thus, the Company does not believe there is a material risk that warrants a risk factor disclosure in respect of these states.  Notwithstanding the foregoing, the Company has disclosed in Amendment No. 1 that the rescission offer may not foreclose the ability for purchasers in those states to bring further action.  See pages 23, 30 and 33 of Amendment No. 1.

As disclosed in the first and second Risk Factors on page 9 of Amendment No. 1, a securityholder's federal right of rescission may survive the rescission offer and the statute of limitations related to a rescission offer. In this regard, securityholders who do not accept the rescission offer may exercise their legal rights under Section 12 of the Securities Act throughout the remaining statutory period, even after the end of the rescission offer.  The Company does not believe that the possibility the offer could be deemed deficient under federal law presents material risks in addition to those that already have been disclosed because (a) a finding of deficiency may not be required for action to be brought under applicable federal law and (b) the applicable statute of limitations for bringing a private action for rescission under federal law has lapsed.

The Rescission Offer

Effect of the Rescission Offer, page 22

10.
You state that should the rescission offer be rejected by any or all offerees, you may continue to be contingently liable under the Securities Act.  Please discuss the scope of your extant contingent liability with more specificity.

Response:

Page 35 of Amendment No. 1 contains the following additional disclosure:

"The Securities Act
Under the Securities Act, an issuer is civilly liable to a purchaser of its securities sold in violation of the registration requirements of the Securities Act.  The purchaser may sue to recover the consideration paid for such security with interest thereon, less the amount of any income received thereon, upon the tender of such security, or for damages if he no longer owns the security, which action must be brought within one year after the violation upon which it is based.
The rights remaining to the recipients of a rescission offer are not clearly delineated under federal securities laws. If an offeree affirmatively rejects or fails to accept the rescission offer, it is unclear whether such offeree's federal right of rescission, if any, will be preserved. The staff of the Securities and Exchange Commission takes the position that a rescission offer does not alter a person's remedies under the Securities Act. However, the few federal courts that have addressed this issue in the past have suggested that, at least in certain circumstances, a person who rejects or fails to accept a rescission offer may be precluded from later seeking similar relief.  While we do not believe this contingent liability is material to our results of operations or cash flows, the rescission offer may not prevent regulators from pursuing enforcement actions or imposing penalties and fines against us with respect to any violations of securities laws."

Effect of the Rescission Offer, page 22

11.
You limit incorporation by reference of your proxy statement to the portions of that document that are incorporated by reference in your Form 10-K.  Please ensure that any proxy or information statement filed since the beginning of the fiscal year that is the subject matter of your most recent annual report is incorporated by reference in its entirety in the Form S-1.  Please refer to Item 12(a)(2) of Form S-1.

Response:

The disclosure has been revised in accordance with the Staff's comment.  See page 39.

12.
You state that the reports and other documents that you file after the date of this prospectus pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act and prior to the termination of this offering shall be deemed to be incorporated by reference into your prospectus.  Form S-1 only allows historical incorporation by reference and does not allow forward incorporation by reference.  For guidance, refer to Section V.B.3.b.ii of SEC Release No. 33-8591.  Please revise accordingly.

Response:

The disclosure has been revised in accordance with the Staff's comment.  See page 39.

Undertakings, page II-2

13.	Undertaking (b) does not appear applicable, as Form S-1 does not allow incorporation of subsequent Exchange Act documents by reference. Please revise accordingly.

Response:

The disclosure has been revised in accordance with the Staff's comment.  See page II-3.

Exhibit Index

Exhibit 99.1

14.
You state you are offering to buy back shares at the original purchase price plus interest.  As noted in comment No. 4, it appears that certain shareholders may not receive any interest payments.  Please ensure that disclosures regarding interest payments, or lack thereof, are consistent.

Response:

As noted in the response to comment No. 4, the Company now intends to offer 6.00% interest to New York residents, and thus no change is required in order for this disclosure to remain consistent with the prospectus contained in Amendment No. 1.

We hope that the Staff will find that the above as well as Amendment No. 1 satisfactorily addresses the comments set forth in Mr. Shuman's letter of December 28, 2012. If the Staff requires any further information, please contact the undersigned at 212-940-3112 or Helen Tsingos, Esq. at 978-289-1617.
Very truly yours,
/s/ Daniel McAvoy
Daniel McAvoy, Esq.
Nixon Peabody LLP

Enclosures

cc:           Mr. James P. Regan
Mr. David Keleher
Mr. Shaun McCarthy
Mr. Brian McQuesten
Mr. Michael Hough
Helen Tsingos, Esq.
Richard F. Langan Jr., Esq.
Alexis Anzelone, Esq.